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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14047941

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEF DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK (City) NY (State) 10105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHUN FONG (212) 698-3451
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *of individual, state last, first, middle name*)

5 TIMES SQUARE (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

SEC
Mail Processing
Section
MAR 0 4 2014
Washington, DC
124

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, ___CHUN FONG____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FEF DISTRIBUTORS, LLC____, as of ___DECEMBER 31__________________________, 2013_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Controller

Title

Notary Public 01TA6197937

12/8/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Member of
FEF Distributors, LLC

We have audited the accompanying statement of financial condition of FEF Distributors, LLC (the "Company") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FEF Distributors, LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2014

FEF Distributors, LLC

Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 21,974,746
12b-1 income and commissions receivable	662,052
Receivable from Parent	994,910
Other assets	141,159
Total assets	$ 23,772,867
Liabilities and Member's Equity	
Liabilities	
12b-1 fees payable	$ 19,412,189
Payable to Parent	22,737
Accounts payable and accrued expenses	37,402
Total liabilities	19,472,328
Member's equity	4,300,539
Total liabilities and member's equity	$ 23,772,867

See Notes to the Statement of Financial Condition.

Note 1. Organization

Nature of operations: FEF Distributors, LLC ("the Company") is a non-clearing registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of First Eagle Investment Management, LLC ("the Parent").

The Company is engaged in the distribution of shares of the First Eagle group of mutual funds ("FE Funds"). FE Funds consists of eight 1940 Act registered funds: First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund, First Eagle High Yield Fund, First Eagle Global Income Builder Fund, First Eagle Fund of America and the First Eagle Overseas Variable Fund. The Company can also engage in private placements of securities solely as wholesale placement agent. The private placement activities are limited to advising on or facilitating the placement of direct participation program securities, effecting private securities offerings, and retail or institutional sales and trading activities. For the year ended December 31, 2013, the Company had no transactions involving private placements.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1), as the Company is a limited purpose broker-dealer for the distribution of shares of mutual funds. The Company also does not hold customer accounts or receive customer cash or securities.

Note 2. Significant Accounting Policies

Use of estimates: The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash and cash equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. Cash equivalents consist of money market funds which are valued based on net asset per share. The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Revenue recognition: 12b-1 income and commissions are recorded under the accrual method of accounting. 12b-1 income is earned based on basis points of assets in the FE Funds, 25 basis points on Class A and 100 basis points on Class C. Commissions include underwriting retention and dealer allowances. The Company, as underwriter of the FE Funds, earns up to 50 basis points on sales charges of Class A shares. Dealer allowances are fees of up to 4.5% on the FE Funds Class A shares, where the Company is the dealer of record. These fees are computed based on the purchase and redemption price of the FE Funds. Other revenues are recorded on an accrual basis as earned. As of December 31, 2013, 12b-1 income and commissions receivable was $662,052.

12b-1 fees payable: The Company pays 12b-1 and service fees to non-affiliated financial institutions for shareholder services on behalf of the FE Funds. The fees are based on contracted amounts and are paid monthly or quarterly, in accordance with the respective agreements. As of December 31, 2013, 12b-1 fees payable was $19,412,189.

Note 2. Significant Accounting Policies (Continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is taxed as a partnership and, therefore, with a few exceptions at the state and local level, taxes are pass-through to the members of the Parent. The Company has a tax sharing arrangement with the Parent, whereby the Parent is reimbursed for taxes incurred from the results of the Company's operations. As of December 31, 2013, the Company's payable to Parent for taxes from the results of the Company's operations is $19,860, and is included in payable to Parent on the Statement of Financial Condition.

Note 3. Assets and Liabilities Reported at Fair Value of Financial Investments

Assets and liabilities are recorded at fair value. The Company's securities are traded in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency that are classified within Level 1 of the fair value hierarchy in accordance with ASC 820.

As of December 31, 2013, included in cash and cash equivalents is approximately $11.9 million of investments in money market funds that meet the Level 1 definition. The company does not have any financial investments that are designated level 2 or level 3 financial assets or liabilities.

Note 4. Related-Party Transactions

Pursuant to a Purchase and Sales Agreement between the Company and the Parent, the Company sells certain receivables, due from the FE Funds, at fair value each business day. The monies received from this purchase and sale agreement were used to, but not limited to, paying 12b-1 fees to non-affiliated financial institutions on behalf of the FE Funds. At December 31, 2013, the amount to be sold to the Parent is $994,910 and is included in receivable from parent, on the Statement of Financial Condition. For the year ended December 31, 2013, receivables totaling $141,497,539 were sold to the Parent. As the sales of the receivables occur at fair value, there is no recognized gain or loss on the sales.

Pursuant to an Expense Sharing Agreement between the Company and the Parent, the Company pays monthly administrative fees to the Parent for ongoing administrative services provided to the Company. These services include personnel, rent, telecommunications, insurance and corporate services.

As of December 31, 2013, the amount payable to Parent for administrative services was $2,877, and is included in payable to Parent on the Statement of Financial Condition.

At December 31, 2013, the 12b-1 income and commissions receivable on the Statement of Financial Condition in the amount of $662,052 are commissions due from the FE Funds.

Note 5. Income Taxes

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented on the Statement of Financial Condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Since the Company is treated as a disregarded

Note 5. Income taxes (Continued)

entity for tax purposes through December 31, 2013, management has determined that there are no material uncertain income tax positions for the Company.

Note 6. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subjected to Uniform Net Capital Rule 15c3-1 of the SEC and capital rules of FINRA. The Company has elected to use the alternative net capital method permitted by the rule, which requires the Company maintain minimum "net capital" equal to the greater of $250,000 or 2% of aggregate debt items arising from customer transactions, as defined. Net capital changes from day to day but, at December 31, 2013, the Company had net capital of $2,265,233, resulting in an excess net capital of $2,015,233. The minimum net capital requirements may restrict the payment of distributions.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 8. Subsequent Events

The Company evaluated subsequent events for potential recognition and/or disclosure and concluded that there were no subsequent events through February 26, the date this Statement of Financial Condition was available to be issued.